Mail Stop 4561

August 14, 2007

Mr. Sim Wong Hoo
Chief Executive Officer
Creative Technology LTD.
31 International Business Park
Creative Resource
Singapore 609921

>**Re:** **Creative Technology LTD.**
>**Form 20-F for the Fiscal Year Ended June 30, 2006**
>**File No. 000-20281**

Dear Mr. Hoo:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief